06005067

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 50711

MA 4188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ayre Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 MAIN STREET
(No. and Street)

AGAWAM (City) MASSACHUSETTS (State) 01001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY T. AYRE (413) 786-2084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLAS LAPIER, CPA PC
(Name – *if individual, state last, first, middle name*)

333 ELM STREET (Address) WEST SPRINGFIELD (City) MASSACHUSETTS (State) 01089 (Zip Code)

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/1/06

OATH OR AFFIRMATION

I, TIMOTHY T. AYRE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AYRE INVESTMENTS, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public MY COMMISSION EXPIRES AUG. 22, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 27th day of February, 2006, before me, the undersigned notary public, personally appeared Timothy T Ayre proved to me through satisfactory evidence of identification, which were MADL , to be the person whose name is signed on the attached document in my presence.

MY COMMISSION EXPIRES AUG. 22, 2008

Rev: 04/30/04

Witness Signature

AYRE INVESTMENTS, INC.

DECEMBER 31, 2005

TABLE OF CONTENTS

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ayre Investments, Inc.
Agawam, Massachusetts

We have audited the accompanying statements of financial condition of Ayre Investments, Inc. (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedules I, II, and III are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicholas LaPier CPA P.C.

Nicholas LaPier, CPA, PC
West Springfield, Massachusetts
February 15, 2006

333 Elm Street • P.O. Box 324 • West Springfield, MA 01090-0324
413.732.0200 • 413.732.2205 fax • nicklapiercpa@aol.com

AYRE INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash	$ 33,731	$ 28,082
Receivable from clearing organization	1,149	1,148
Investments	52,134	26,711
Shareholders	12,527	12,527
Prepaid expenses	5,950	5,641
Prepaid insurance	1,326	963
Fixed assets, net	931	1,333
Web design costs, net	229	686
Total current assets	$ 107,977	$ 77,091

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES:		
Due to parent company	$ 17,360	$ 17,360
Accounts payable, Accrued expenses, and Other liabilities	4,867	7,142
Income taxes payable	581	581
Total current liabilities	22,808	25,083
STOCKHOLDER'S EQUITY:		
Common stock - no par value – authorized 1,000,000 shares, 633,000 shares issued and 632,450 shares outstanding	144,526	144,526
Retained earnings (deficit)	(48,357)	(81,518)
	96,169	63,008
Less treasury stock, 550 shares, at cost	11,000	11,000
	85,169	52,008
	$ 107,977	$ 77,091

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues:		
Commissions	$ 373,774	$ 358,828
Loss on sale of assets	-	(1,870)
Unrealized investment gains(losses)	31,424	(6,617)
Other income	3,163	4,185
	408,361	354,526
Expenses:		
Employee compensation and benefits	77,426	51,114
Commissions paid	161,947	111,802
Communications and data processing	8,543	8,527
Occupancy	30,429	27,367
Broker Fees	44,015	105,327
Other expenses	52,384	66,728
	374,744	370,865
Income(loss) before income taxes	33,617	(16,339)
Provision for income taxes	(456)	(456)
Net income(loss)	$ 33,161	$ (16,795)

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common		Treasury Stock		Total	
	Shares	Amount	Shares	Amount	Retained Earnings	Stockholders' Equity
Balance January 1, 2004	632,450	$ 144,526	550	$ (11,000)	$ (64,723)	$ 68,803
Net loss	-	-	-	-	(16,795)	(16,795)
Balance December 31, 2004	632,450	$ 144,526	550	$ (11,000)	$ (81,518)	$ 52,008
Net income	-	-	-	-	33,161	33,161
Balance December 31, 2005	632,450	$ 144,526	550	$ (11,000)	$ (48,357)	$ 85,169

The accompanying notes are an integral part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows From Operating Activities:		
Net income(loss)	$ 33,161	$ (16,795)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	1,503	2,526
Realized/unrealized (gain)loss on investments	(31,424)	6,617
Loss on disposal of fixed assets	-	1,870
(Increase) decrease in operating assets:		
Net receivable from clearing organizations	-	428
Prepaid expenses	(672)	(2,015)
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities	(2,275)	2,314
Net cash provided(used) by operating activities	293	(5,055)
Cash Flows From Investing Activities:		
Lease assets	(644)	-
Purchase of investments – net	6,000	(3,400)
Net cash provided(used) in investing activities	5,356	(3,400)
Cash Flows from Financing Activities:		
Net changes in shareholder debt	-	3,800
Increase on due to Ayre Holdings, Inc.	-	7,100
Net cash provided by financing activities	-	10,900
Increase in cash	5,649	2,445
Cash at beginning of year	28,082	25,637
Cash at end of year	$ 33,731	$ 28,082
Supplemental Disclosure of Cash Flow Information:		
Income tax payments	$ 456	$ 456
Interest paid	$ 892	$ 780

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

1. *ORGANIZATION AND NATURE OF BUSINESS*

The Company, a Massachusetts Corporation, is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD), and various states.

The Company is a wholly owned subsidiary of Ayre Holdings, Inc., a Delaware corporation.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. Deferred taxes are not material and no provision for deferred taxes has been included in these financial statements.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. ***RESTRICTED CASH***

Included in cash at December 31, 2005 and 2004, is $25,000, which is held as collateral for customers' clearing activity, maintained in an escrow account at a clearing house.

4. ***SECURITIES OWNED***

Marketable securities owned by the Company consist of trading and investment securities at market values, as follows:

	2005	2004
Pershing – money market	$ 2,201	$ -
NASD	49,933	26,711
	$ 52,134	$ 26,711

5. ***ACCOUNTS RECEIVABLE***

Accounts receivable consists primarily of brokerage fees and is fully collectible.

6. ***FIXED ASSETS:***

Fixed assets consist of the following.

Telephone equipment	$ 2,324	$ 2,324
Furniture and fixtures	5,230	5,230
Computer, and related equipment	12,579	11,935
Office equipment	5,578	5,578
Total equipment	25,711	25,067
Less: accumulated depreciation	24,780	23,734
Net fixed assets	$ 931	$ 1,333

7. ***CREDIT AVAILABILITY***

The Company has a credit line of $ 5,000 of which $863 was available at December 31, 2005.

8. ***OPERATING LEASE***

The company entered into an operating lease for a vehicle on October 10, 2004. Lease payments of $3,400 were paid for the year ended December 31, 2005.

The remaining commitments under the lease are:

2006	$ 2,550
	$ 2,550

The Company operates its facilities under a long term lease with a related party, partially owned by an officer of the Company. The lease expires on December 31, 2010. For the years ended December 31, 2005 and 2004, rent expense was $24,000 and $21,035 respectively.

The following is a schedule of minimum rental payments for facilities over the next five years:

Year ending December 31,	
2006	$ 24,000
2007	24,000
2008	24,000
2009	24,000
Total	$ 96,000

9. ***RESERVE REQUIREMENTS***

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

10. *INCOME TAXES*

The provision for income taxes comprises the following:

	2005	2004
State tax expense	$ 456	$ 456

As of December 31, 2005, the company had federal and state net operating loss carry-forwards, which may be applied to future taxable income of $12,312 and $39,798, respectively. Net operating loss carry-forwards expire between 2006 and 2019.

11. *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a $5,000 minimum of net capital. As a member of the NASD, the Company needs to maintain a $6,000 minimum of net capital. At December 31, 2005, the Company's net capital as defined by SEC Rule 15c3-1 was $23,571.

12. *SUBSEQUENT EVENT*

Subsequent to year end, the parent company, Ayre Holdings, Inc., entered into negotiations to sell all of its outstanding shares of stock to an independent buyer. Concurrent with the sale, Ayre Investments would be spun off as a wholly owned subsidiary of AyreTradeFinancial Inc., and would continue to operate.

13. *RELATED PARTY TRANSACTIONS:*

- The Company owed Ayre Holdings, Inc., its parent company, $ 17,360 and $ 17,360 at December 31, 2005 and 2004, respectively.
- At December 31, 2005, an officer was indebted to the Company for $ 12,527 which is unsecured and non-interest bearing.
- The Company purchases printed materials from a company that is partially owned by an officer of the Company.
- The Company rents its facilities under a long term lease with a related party, an officer of the Company.

SUPPLEMENTARY FINANCIAL INFORMATION

AYRE INVESTMENTS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005 AND 2004

FORM A – ADJUSTED NET WORTH COMPUTATION

	2005	2004
Beginning Net Worth	$ 52,008	$ 71,637
Increases to Net Worth	408,361	358,828
Reductions to Net Worth	(375,200)	(378,457)
Adjusted Net Worth	$ 85,169	$ 52,008

FORM B – NET CAPITAL COMPUTATION

	2005	2004
Adjusted Net Worth	$ 85,169	$ 52,008
Liabilities Subordinated to Creditors	-	-
Total Available Capital	85,169	52,008
Total adjustments	(24,934)	(28,864)
Tentative Net Capital	60,235	23,144
Haircuts	(7,888)	(3,322)
Net Capital	$ 52,347	$ 19,812

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005 and 2004)

	2005	2004
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 70,433	$ 39,470
Other audit adjustments	(18,086)	(19,658)
Net Capital per above	$ 52,347	$ 19,812

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005 AND 2004

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral part of these financial statements

AYRE INVESTMENTS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005 and 2004

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral part of these financial statements

AYRE INVESTMENTS

SCHEDULE IV

OTHER EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
Accounting & auditing fees	$ 5,795	$ 4,700
Advertising	384	345
Auto expense	3,654	2,041
Bad debts	-	21,574
Bank charges	525	658
Depreciation	1,503	2,526
Dues and subscriptions	1,145	2,864
Finance charges	892	780
Insurance	4,546	3,456
Lease expense	2,126	2,560
License and permit	2,085	3,150
Miscellaneous	1,509	1,057
Payroll expenses	670	625
Payroll taxes	8,621	7,038
Postage and delivery	534	422
Printing	275	1,357
Professional Development	150	63
Legal	386	-
Registration fees	7,366	3,846
Repairs and maintenance	1,908	839
Supplies	105	-
Taxes - other	-	275
Meals and entertainment	1,700	1,848
Travel	6,505	4,677
	$ 52,384	$ 66,728

The accompanying notes are an integral part of these financial statements

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Ayre Investments, Inc. (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

333 Elm Street • P.O. Box 324 • West Springfield, MA 01090-0324
413.732.0200 • 413.732.2205 fax • nicklapiercpa@aol.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Nicholas LaPier CPA P.C.

NICHOLAS LAPIER, CPA, PC
West Springfield, Massachusetts

February 15, 2006